UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Brooklyn ImmunoTherapeutics, Inc.
(Name of Issuer)

Common stock, par value $0.005 per share
(Title of Class of Securities)

114082100
(CUSIP Number)

August 27, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Factor Bioscience Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 4,216,092
7 Sole Dispositive Power 0
8 Shared Dispositive Power 4,216,092

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,216,092(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 8.2%
12	Type of Reporting Person (See Instructions) CO
(1) The reporting person’s beneficial ownership consists of 4,216,092 common shares currently held directly by Novellus LLC, 2,580,663 of which may be distributed to the reporting person within 60 days of August 27, 2021 as merger consideration for the Issuer’s acquisition of Novellus, Inc. and its wholly owned subsidiary Novellus Therapeutics Limited (the “Novellus Acquisition”), including 2,153,162 common shares subject to a three year lock-up agreement.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Factor Bioscience LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 4,216,092
7 Sole Dispositive Power 0
8 Shared Dispositive Power 4,216,092

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,216,092(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 8.2%
12	Type of Reporting Person (See Instructions) OO
(1) The reporting person’s beneficial ownership consists of 4,216,092 common shares currently held directly by Novellus LLC, 2,580,663 of which may be distributed to Factor Bioscience Inc. within 60 days of August 27, 2021 as merger consideration for the Novellus Acquisition, including 2,153,162 common shares subject to a three year lock-up agreement. The reporting person is the sole stockholder of Factor Bioscience Inc. and may be deemed to have voting and dispositive power over the common shares held by Factor Bioscience Inc.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Novellus LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 4,216,092
6 Shared Voting Power 0
7 Sole Dispositive Power 4,216,092
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,216,092(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 8.2%
12	Type of Reporting Person (See Instructions) OO
(1) The reporting person’s beneficial ownership includes (i) 2,580,663 common shares intended for distribution to Factor Bioscience Inc., (ii) 623,115 common shares intended for distribution to Matthew Angel, and (iii) 902,831 common shares intended for distribution to Christopher Rohde, all as merger consideration for the Novellus Acquisition. All such common shares may be distributed within 60 days of August 27, 2021. Of the reporting person’s holdings, 3,377,690 common shares are subject to a three year lock-up agreement.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Matthew Angel
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 285,888
6 Shared Voting Power 4,216,092
7 Sole Dispositive Power 285,888
8 Shared Dispositive Power 4,216,092

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,501,980(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 8.7%
12	Type of Reporting Person (See Instructions) IN
(1) The reporting person’s beneficial ownership includes (i) 4,216,092 common shares currently held directly by Novellus LLC, 623,115 of which may be distributed to the reporting person within 60 days of August 27, 2021 as merger consideration for the Novellus Acquisition and (ii) 285,888 common shares currently held in escrow in connection with the Novellus Acquisition. Of the reporting person’s holdings, 501,122 common shares may be subject to a three year lock-up agreement.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Rohde
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 454,888
6 Shared Voting Power 4,216,092
7 Sole Dispositive Power 454,888
8 Shared Dispositive Power 4,216,092

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,670,980(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 9.0%
12	Type of Reporting Person (See Instructions) IN
(1) The reporting person’s ownership includes (i) 4,216,092 common shares currently held directly by Novellus LLC, 902,831 of which may be distributed to the reporting person within 60 days of August 27, 2021 as merger consideration for the Novellus Acquisition and (ii) 454,888 common shares currently held in escrow in connection with the Novellus Acquisition. Of the reporting person’s holdings, 723,406 common shares may be subject to a three year lock-up agreement.

Item 1.
(a)	Name of Issuer
Brooklyn ImmunoTherapeutics, Inc.
(b)	Address of Issuer’s Principal Executive Offices
140 58th Street, Suite 2100 Brooklyn, New York 11220

Item 2.
(a)	Name of Person Filing

This statement is filed by the following entities and individuals (collectively, referred to as the “Reporting Persons”):

•   Factor Bioscience Inc., a Delaware corporation;
•   Factor Bioscience LLC, a Delaware limited liability company;
•   Novellus Therapeutics LLC, a Delaware limited liability company;
•   Matthew Angel, an individual and a citizen of the United States of America; and
•   Christopher Rohde, an individual and a citizen of Canada.

Factor Bioscience Inc. is a voting member of Novellus LLC, and as a result, may be deemed to share voting and dispositive power with respect to the common shares held by Novellus LLC.

Factor Bioscience LLC is the sole stockholder of Factor Bioscience Inc., and as a result, may be deemed to have voting and dispositive power with respect to the common shares held by Factor Bioscience Inc.

Matthew Angel and Christopher Rohde are the sole members of Factor Bioscience LLC, which is the sole stockholder of Factor Bioscience Inc., and as a result, may be deemed to share voting and dispositive power with respect to the common shares held by Factor Bioscience Inc.

Matthew Angel and Christopher Rohde are voting members of Novellus LLC, and as a result, may be deemed to share voting and dispositive power with respect to the common shares held by Novellus LLC.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of the Reporting Persons is: 1035 Cambridge Street, Suite 17B Cambridge, MA 02141
(c)	Citizenship
See Row 4 of cover page for each Reporting Person.
(d)	Title of Class of Securities
Common stock, par value $0.005 per share.
(e)	CUSIP Number
114082100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned
See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class
See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
See Row 5 of cover page for each Reporting Person.
	(ii)	shared power to vote or to direct the vote
See Row 6 of cover page for each Reporting Person.
	(iii)	sole power to dispose or to direct the disposition of
See Row 7 of cover page for each Reporting Person.
	(iv)	shared power to dispose or to direct the disposition of
See Row 8 of cover page for each Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Please see the attached statement in Exhibit 99.2.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits     Exhibit

99.1                  Joint Filing Agreement by and among the Reporting Persons.
99.2                  Item 8 Statement.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 27, 2021

FACTOR BIOSCIENCE INC.

By:   /s/ Matthew Angel
Name:     Matthew Angel
Title:        Chief Executive Officer

FACTOR BIOSCIENCE LLC

By:   /s/ Matthew Angel
Name:    Matthew Angel
Title:        President

NOVELLUS LLC

By:   /s/ Christopher Rohde
Name:     Christopher Rohde
Title:         President

MATTHEW ANGEL

By:   /s/ Matthew Angel
Name:    Matthew Angel

CHRISTOPHER ROHDE

By:   /s/ Christopher Rohde
Name:    Christopher Rohde